UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 814-00149				Date examination completed: April 30, 2009

2.	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	WV	WI	WY	Puerto Rico
Other (specify):

3.	Exact name of investment company as specified in registration statement: American Capital, Ltd.

4.	Address of principal executive office (number, street, city, state, zip code): 2 Bethesda Metro Center 14th Floor Bethesda, MD 20814

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of American Capital, Ltd. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2009, and from December 31, 2008 through April 30, 2009.

Based on this evaluation, we assert that the Company was in material compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009, and from December 31, 2008 through April 30, 2009, with respect to securities reflected in the investment account of the Company.

American Capital, Ltd.

By:	/s/ John R. Erickson
John R. Erickson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors of

American Capital, Ltd.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Capital, Ltd. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2009. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2009 and with respect to agreement of security purchases and sales, for the period from December 31, 2008 (the date of our last examination), through April 30, 2009:

•

Confirmation of all securities held by institutions in book entry form (PNC Advisors in Washington, DC, Wells Fargo Bank, N.A. in Minneapolis, Minnesota, Wells Fargo Corporate Trust Services, LLC in Minneapolis, Minnesota and Deutsche Bank Luxembourg S. A., in Luxembourg);

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all such securities to the books and records of the Company and the Custodians;

•

Confirmation of the underlying collateral for all repurchase agreements with Wells Fargo Corporate Trust Services LLC in Minneapolis, and Minnesota, JPMorgan Chase Bank, N.A. in New York, New York; and

•	Agreement of two security purchases and four security sales or maturities since our last report from the books and records of the Company to related agreements and supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that American Capital, Ltd. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2009 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of American Capital, Ltd. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

McLean, Virginia

July 20, 2009